Section 16(a) Beneficial Ownership Reporting Compliance

          Section 16(a) of the Securities Exchange Act of 1934 and Section 30(h) of the Investment Compact Act of 1940, taken together, require the Board of Managers, beneficial owners of more than 10% of the equity securities of the Fund, the Adviser, and directors and officers of the Adviser ("Reporting Persons") to file with the SEC reports of their ownership and changes in their ownership of the Fund's securities. The Fund believes that each of the Reporting Persons who was a Reporting Person during the fiscal year ended March 31, 2005, have complied with applicable filing requirements. Reports filed by Oppenheimer Asset Management Inc. were not timely filed with respect to prior fiscal years.